Via Facsimile and U.S. Mail
Mail Stop 6010

August 22, 2008

Mr. John L. Sennott, Jr
Senior Vice President and Chief Financial Officer
Darwin Professional Underwriters, Inc.
9 Farm Springs Road
Farmington, CT 06032

Re: Darwin Professional Underwriters, Inc.
Form 10-K for the Year Ended December 31, 2007
Form 10-Q for the Quarter Ended March 31, 2008
File No. 001-32883

Dear Mr. Sennott:

        We have reviewed your July 18, 2008 response to our July 3, 2008 letter and have the following comments. Please amend your Form 10-K for the year ended December 31, 2008 to comply with comments 1 and 2 below. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In comment 3 we ask you to provide us revised disclosure and identify the filing in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response.

Form 10-K for the Year Ended December 31, 2007

General

   1. We note your response to our prior comment 1. Please amend your Form 10-K for the fiscal year ended December 31, 2007 to include the proposed disclosure.

Item 9A Controls and Procedures, page 74

Disclosure Controls and Procedures, page 74

2.   Refer to your response to comment 4. Please revise the 10-K to include the disclosures required in Item 307 of Regulation S-K.

Form 10-Q for the Quarter Ended March 31, 2008

Condensed Consolidated Financial Statements (unaudited)

(14) Fair Value Accounting, page 17

3.   Refer to your response to comment 6. Please provide us revised disclosure to more specifically describe how management uses the third party dealer quotes to determine fair value. Also disclose your process of due diligence to corroborate the reasonableness of the third party dealer quotes.

*   *   *   *

As appropriate, please amend your Form 10-K for the fiscal year ended December 31, 2007 and provide us the revised disclosure requested within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the Form 10-K amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Sonia Barros, Staff Attorney, at (202) 551-3655 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant